Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2023, Broad Capital Acquisition Corp. (“we,” “our,” “us” or the “Company”) had the following three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) its units, consisting of one share of common stock (as defined below) and one right (as defined below) (the “units”), (ii) its common stock, $0.000001 par value per share (“common stock”), and (iii) its public rights, entitling the holder thereof to receive one-tenth (1/10) of a share of common stock upon consummation of our initial business combination (the “rights”).

Pursuant to our first amended and restated certificate of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $0.000001 par value, and 1,000,000 shares of undesignated preferred stock, $0.000001 par value. The following description summarizes the material terms of our capital stock and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our amended and restated certificate of incorporation, our bylaws and our Rights Agreement, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2023 (the “Report”) of which this Exhibit 4.5 is a part.

Defined terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Report.

Units

Each unit consists of one share of common stock and one right. Pursuant to the Rights Agreement, the holder of a right is entitled to receive one-tenth (1/10) of a share of common stock upon consummation of our initial business combination.

Common Stock

Voting Power

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of the common stock will vote together as one class on all matters submitted to a vote of the Company’s stockholders, except as required by law. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Dividends

The Company’s stockholders are entitled to receive ratable dividends when, as and if declared by the Company’s board of directors out of funds legally available therefor. The Company has not paid any cash dividends on its shares of Company Common Stock to date.

The payment of cash dividends in the future will be dependent upon the Company’s revenues and earnings, if any, capital requirements, and general financial condition subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of the Company’s board of directors at such time. In addition, the Company’s board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if the Company incurs any indebtedness, its ability to declare dividends may be limited by restrictive covenants the Company may agree to in connection therewith.

Preemptive or Other Rights

The Company’s stockholders have no preemptive or other similar rights.

Redemption Rights

The Company will provide its stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the Company’s initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination including interest earned on the funds held in the trust account and not previously released to the Company to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The Sponsor and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their redemption rights with respect to any shares of Company Common Stock held by them in connection with the completion of the Company’s initial business combination.

If the Company seeks stockholder approval of its initial business combination and it does not conduct redemptions in connection with its initial business combination pursuant to the tender offer rules, the Company’s amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares of Company Common Stock with respect to more than an aggregate of 15% of the shares of Company Common Stock sold in the Company’s initial public offering (referred to herein as the “Excess Shares”). However, the Company would not be restricting its stockholders’ ability to vote all of their shares (including Excess Shares) for or against the Company’s initial business combination. The Company’s stockholders’ inability to redeem the Excess Shares will reduce their influence over the Company’s ability to complete its initial business combination, and such stockholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such stockholders will not receive redemption distributions with respect to the Excess Shares if the Company completes an initial business combination. And, as a result, such stockholders will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell their stock in open market transactions, potentially at a loss.

Rights upon Liquidation, Dissolution, or Winding Up

In the event of a liquidation, dissolution or winding up of the Company following an initial business combination, the Company’s stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Company Common Stock. There are no sinking fund provisions applicable to the Company Common Stock, except that the Company will provide its stockholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, upon the completion of the Company’s initial business combination, subject to the limitations described in the Report.

Preferred Stock

The Company’s First Amended and Restated Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Company’s board of directors is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Company’s board of directors is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Company Common Stock and could have anti-takeover effects. The ability of the Company’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management. The Company has no preferred stock outstanding at the date hereof. Although the Company does not currently intend to issue any shares of preferred stock, it cannot assure you that it will not do so in the future.

Rights

Each holder of a right will receive one-tenth (1/10) of one share of our common stock upon consummation of our initial business combination, even if the holder of such right redeemed all common stock held by it in connection with the initial business combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of an initial business combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in our initial public offering. If we enter into a definitive agreement for a business combination in which we will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of our common stock will receive in the transaction, and each holder of a right will be required to affirmatively convert its rights in order to receive the 1/10 share underlying each right (without paying any additional consideration) upon consummation of the business combination. More specifically, the right holder will be required to indicate its election to convert the rights into underlying shares as well as to return the original rights certificates to us.

If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless.

As soon as practicable upon the consummation of our initial business combination, we will direct registered holders of the rights to return their rights to our rights agent. Upon receipt of the rights, the rights agent will issue to the registered holder of such rights the number of full common stock to which it is entitled. We will notify registered holders of the rights to deliver their rights to the rights agent promptly upon consummation of such business combination and have been informed by the rights agent that the process of exchanging their rights for common stock should take no more than a matter of days. The foregoing exchange of rights is solely ministerial in nature and is not intended to provide us with any means of avoiding our obligation to issue the shares underlying the rights upon consummation of our initial business combination. Other than confirming that the rights delivered by a registered holder are valid, we will have no ability to avoid delivery of the shares underlying the rights. Nevertheless, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination.

The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of ours). We will not issue fractional shares upon conversion of the rights. Fractional shares will be rounded down to the nearest whole share. As a result, you must hold rights in multiples of 10 in order to receive shares for all of your rights upon closing of a business combination. If we are unable to complete an initial business combination within the required period and we liquidate the funds held in the trust account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination. Accordingly, the rights may expire worthless.

Listing of Securities

The Company’s units, shares of common stock, and rights are currently listed on Nasdaq, under the symbols “BRACU,” “BRAC,” and “BRACR,” respectively. The Company intends to apply to list the “Purchaser Shares” pursuant to the Openmarkets Merger on the Nasdaq Capital Market under the symbol “OMG,” upon the closing of the Business Combination. All “Purchaser Rights” under the BCA will convert into Purchaser Shares at the closing of the Business Combination and thus the Purchaser will not have Purchaser Units or Purchaser Rights following the closing of the Business Combination.

Transfer Agent and Registrar and Rights Agent

The transfer agent and registrar for the Company Shares is, and for the Purchaser Shares under the BCA is expected to be, Continental Stock Transfer & Trust Company. The rights agent for the Company Rights is Continental Stock Transfer & Trust Company.

Certain Anti-Takeover Provisions of Delaware Law and the Company’s Amended and Restated Certificate of Incorporation and Bylaws

The Company is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	A stockholder who owns 10% or more of the Company’s outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of the Company’s assets. However, the above provisions of Section 203 do not apply if:

●	the Company’s board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of the Company common stock;

●	or subsequent to the date of the transaction, the Company’s initial business combination is approved by its board of directors and authorized at a meeting of its stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

The Company’s first amended and restated certificate of incorporation provides that its board of directors will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of the Company’s board of directors only by successfully engaging in a proxy contest at two or more annual meetings. The Company’s amended and restated certificate of incorporation provides that, prior to the initial business combination, only holders of the Founder Shares will have the right to vote on the appointment of directors. Holders of public shares of Company Common Stock will not be entitled to vote on the appointment of directors during such time. In addition, prior to the completion of an initial business combination, holders of a majority of the Founder Shares may remove a member of the board of directors for any reason.

The Company’s authorized but unissued common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.

Exclusive Forum for Certain Lawsuits

The Company’s first amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought in its name, actions against directors, officers and employees for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although the Company believes this provision benefits the Company by providing increased consistency in the application of law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against the Company’s directors and officers.

The Company’s amended and restated certificate of incorporation provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the exclusive forum provision will not apply to actions brought under the Securities Act, or the rules and regulations thereunder.

Special Meetings of Stockholders

The Company’s bylaws provide that any special meetings of its stockholders may be called only by resolution of the board of directors, or by the Company’s Chairman or President.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Company’s bylaws provide that any stockholders seeking to bring business before the Company’s annual meeting of stockholders, or to nominate candidates for election as directors at its annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to the Company’s principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the scheduled date of the annual meeting of stockholders. The Company’s bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude the Company’s stockholders from bringing matters before its annual meeting of stockholders or from making nominations for directors at its annual meeting of stockholders.

Action by Written Consent

Any action required or permitted to be taken by the Company’s stockholders must be effected by a duly called annual or special meetings of such stockholders and may not be effected by written consent of the stockholders other than with respect to the Founder Shares.

Classified Board of Directors

The Company’s board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. The Company’s amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of the Company’s capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may be filled only by vote of a majority of the directors then in office.

Changes in Anti-Takeover Provisions under the Australian Companies Act and the Proposed Constitution

Following the Closing of the Business Combination, the Purchaser under the Openmarkets Merger will be subject to the takeover provisions in Chapter 6 of the Australian Companies Act instead of Section 203 of the DGCL. The Australian Companies Act restricts acquisitions of shares in listed companies, and unlisted companies with more than 50 members, if the acquirer’s (or another party’s) voting shares would increase to above 20% or would increase from a starting point that is above 20% and below 90%, unless certain exceptions apply.

In addition, the exclusive forum provision in the Company’s Amended and Restated Certificate of Incorporation will be removed and will not be part of the Constitution

Rule 144

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor and any other holder of Founder Shares, Private Placement Units, Private Placement Shares, and Private Placement Rights, as applicable will be able to sell their private placement securities pursuant to Rule 144 without registration one year after the Company has completed its initial business combination, assuming the Company otherwise complies with the conditions set forth above.

The Company anticipates that following the consummation of the Business Combination, it will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.